

PRIMARY
METALS
INC.



07020527

January 9, 2007

SUPPL

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA   20549

Attention: Filing Desk

Re: File No. 82-35031

Please find enclosed copies of the following documents:

- News Release dated November 27, 2006
- Form 52-109F2 – Certification of Interim Filings - CFO dated November 27, 2006
- Form 52-109F2 – Certification of Interim Filings – CEO dated November 27, 2006
- Interim Consolidated Financial Statements – 30 September 2006 filed November 27, 2006
- Report to Shareholders and Management Discussion and Analysis for the Six Months ended September 30, 2006 – dated November 27, 2006

Yours sincerely,

James Robertson
Director

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744



PRIMARY
METALS
INC.

82-35031

NEWS RELEASE

Primary Metals Reports Six-Month Earnings

November 27, 2006   **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") has announced consolidated financial results, reported in Euros, for the six months and second quarter ended September 30, 2006. For the six-month period, the Company reported net earnings before non-cash income taxes of €1,451,000 (CDN$2,059,000) or €0.12 (CDN$0.17) per share. Six-month earnings after non-cash income taxes were €1,108,000 (CDN$1,573,000) or €0.09 (CDN$0.13) per share. Results for the second quarter were affected by an extended scheduled renovation programme. For the second quarter, the Company reported three-month net earnings before non-cash income taxes of €264,000 (CDN$377,000) or €0.02 (CDN$0.03) per share and earnings after non-cash income taxes of €211,000 (CDN$301,000) or €0.02 (CDN$0.02) per share.

Highlights for the period include:

- Tungsten sales of €7,284,000 (CDN$10,336,000) for the six-month period and €2,522,000 (CDN$3,579,000) for the second quarter
- Net earnings for the six-month period, before non-cash income taxes, of €1,451,000 (CDN$2,059,000) or €0.12 (CDN$0.17) per share
- Net earnings for the six-month period, after non-cash income taxes, of €1,108,000 (CDN$1,573,000) or €0.09 (CDN$0.13) per share
- Net earnings for the second quarter, before non-cash income taxes, of €264,000 (CDN$377,000) or €0.02 (CDN$0.03) per share and €211,000 (CDN$301,000) or €0.02 (CDN$0.02) per share after non-cash taxes
- Completion of a major renovation programme in the processing plant
- Receipt of an independent Technical Report presenting new independent reserve estimates totalling 4,649,000 tonnes at an average grade of 0.25% WO_3 and containing 1,180,408 MTU's of tungsten trioxide (sufficient for eight years operation when developed and assuming current operating rates) as well as identifying significant additional exploration potential *(see news release dated June 23, 2006, and the 43-101 Technical Report filed in August 2006 and available for viewing on the company's website and at www.sedar.com)*
- Continuing strength in tungsten prices, currently around US$250 per MTU *(MTU – metric tonne unit or 10 kilograms of contained WO_3 – tungsten trioxide)*
- Graduation of the Company's listing to Tier 1 on the TSX Venture Exchange

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744



PRIMARY
METALS
INC.

"While the tungsten market and the Company's gross revenues remained strong over this period, Primary's net earnings were affected by a number of factors," said Lewis Black, Chairman of the Board. "The annual summer vacation shutdown and a major scheduled renovation programme resulted in the mine being inactive for almost five weeks during the second quarter. The grade of mined ore was also lower than anticipated during the second quarter – a situation that is expected to show improvement during the third quarter," he said.

"The renovation and refurbishment programmes contributed to low net earnings in the second quarter, however, the long-term effects of this work will be very positive," said Mr. Black. "A return to normal operations is expected and we will continue introducing new low-profile mining equipment in the coming months to improve efficiency. Primary remains committed to the long-term operation of the Panasqueira mine. Tungsten prices remain firm and we expect to see continuing strength in the tungsten market through 2007."

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTU's of tungsten trioxide per annum with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Results from the second quarter together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and on the company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

_____

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.



PRIMARY
METALS
INC.

PRIMARY METALS INC.

Form 52-109F2 – Certification of Interim Filings

I, Donald Smith, Chief Financial Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 27, 2006

"Donald Smith"

_____
Donald Smith
Chief Financial Officer

PRIMARY METALS INC.

Form 52-109F2 – Certification of Interim Filings

I, Lewis Black, Chief Executive Officer of Primary Metals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Primary Metals Inc., (the "Issuer") for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 27, 2006

"Lewis Black"

Lewis Black
Chief Executive Officer

PRIMARY METALS INC.

306-850 West Hastings Street
Vancouver, B.C. V6C 1E1
Tel: 604-669-8988
Fax: 604-669-2744

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2006

Unaudited

Expressed in Euros

These interim consolidated financial statements for the six months ended 30 September 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Primary Metals Inc.

Interim Consolidated Balance Sheets

Euros
Unaudited

ASSETS	30 September 2006	31 March 2006
Current		
Cash	3,029,451	3,122,170
Accounts receivable - trade	297,423	55,185
- other	491,081	429,978
Prepaid expenses and equipment deposits	418,588	42,841
Inventory *(Note 4)*	2,352,980	2,331,626
	6,589,523	5,981,800
Future Income Tax Assets *(Note 13)*	2,413,012	2,755,207
Property, Plant and Equipment *(Note 6)*	6,422,771	4,654,236
	15,425,306	13,391,243

LIABILITIES		
Current		
Government assistance loan *(Note 7b)*	1,366,136	1,334,456
Accounts payable and accrued liabilities	3,591,098	3,031,142
Current portion of long-term debt	528,295	807,130
	5,485,529	5,172,728
Long-Term Debt *(Note 8)*	959,684	870,645
Asset Retirement Obligations *(Note 9)*	3,467,711	3,383,131
	9,912,924	9,426,504

Contingencies *(Note 9)*

SHAREHOLDERS' EQUITY		
Share Capital *(Note 10)*	62,893,508	62,713,071
Convertible Security *(Note 10d)*	13,255	13,255
Contributed Surplus *(Note 11)*	6,794,008	6,535,221
Deficit - *Statement 2*	(64,188,389)	(65,296,808)
	5,512,382	3,964,739
	15,425,306	13,391,243

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery", Director

- See Accompanying Notes -

Interim Consolidated Statements of Income and Deficit

Euros
Unaudited

	Three Months Ended 30 September 2006	Six Months Ended 30 September 2006	Three Months Ended 30 September 2005	Six Months Ended 30 September 2005
Sales *(Note 12)*	2,522,011	7,283,838	4,209,401	7,902,864
Operating Costs	1,758,944	4,433,189	2,036,111	3,922,830
Gross Margin	763,067	2,850,649	2,173,290	3,980,034
Accretion of Asset retirement Obligation *(Note 9)*	42,290	84,580	40,275	80,550
Administrative Expenses	255,664	557,399	165,447	347,142
Amortization and Depletion	226,630	441,787	94,291	243,242
Foreign Exchange Loss (Gain)	(34,747)	85,485	(15,488)	30,323
Interest and Financing	63,903	128,297	51,541	99,411
Professional Fees	68,862	116,654	29,750	68,014
Stock-Based Compensation *(Note 10f)*	158,720	280,757	225,350	277,972
	781,322	1,694,959	591,166	1,146,654
Income (Loss) Before the Under-noted	(18,255)	1,155,690	1,582,124	2,833,380
Gain on sale of assets *(Note 5)*	256,792	256,792	-	-
Other income (expense)	25,810	38,132	(35,780)	(25,319)
Income Before Income Taxes	264,347	1,450,614	1,546,344	2,808,061
Future income tax expense *(Note 13)*	53,515	342,195	-	-
Income for the Period	210,832	1,108,419	1,546,344	2,808,061
Deficit - beginning of period	(64,399,221)	(65,296,808)	(71,374,906)	(72,636,623)
Deficit - End of Period	(64,188,389)	(64,188,389)	(69,828,562)	(69,828,562)
Income Per Share – Basic	0.02	0.09	0.14	0.27
Income Per Share – Diluted	0.02	0.08	0.11	0.20
Weighted Average Number of Shares - Basic	12,353,792	12,231,632	10,711,108	10,291,357
Weighted Average Number of Shares - Diluted	13,926,837	14,081,807	14,552,983	14,133,232

- See Accompanying Notes -

Primary Metals Inc.

Interim Consolidated Statements of Cash Flows

Euros
Unaudited

Cash Provided By (Used In)	Three Months Ended 30 September 2006	Six Months Ended 30 September 2006	Three Months Ended 30 September 2005	Six Months Ended 30 September 2005
Operating Activities				
Income for the period	210,832	1,108,419	1,546,344	2,808,061
Items not involving cash				
Accretion of asset retirement obligation	42,290	84,580	40,275	80,550
Amortization and depletion	226,630	441,787	94,291	243,242
Gain on sale of assets	(256,792)	(256,792)	-	-
Change in future income tax assets	53,515	342,195	-	-
Stock-based compensation	158,720	280,757	225,350	277,972
	435,195	2,000,946	1,906,260	3,409,825
Net change in non-cash working capital	(250,015)	(140,486)	587,057	(426,487)
	185,180	1,860,460	2,493,317	2,983,338
Financing Activities				
Export loan	-	-	(249,072)	(135,312)
Government assistance loan	15,840	31,680	15,839	17,124
Long-term debt	(231,232)	(335,296)	484,878	367,883
Share capital issued for cash	20,135	158,467	69,783	131,561
	(195,257)	(145,149)	321,428	381,256
Investing Activities				
Purchase of property, plant and equipment	(992,423)	(2,064,822)	(1,240,468)	(1,373,664)
Proceeds from sale of assets	256,792	256,792	-	-
	(735,631)	(1,808,030)	(1,240,468)	(1,373,664)
Net Increase (Decrease) In Cash	(745,708)	(92,719)	1,574,277	1,990,930
Cash position - beginning of period	3,775,159	3,122,170	756,182	339,529
Cash Position - End of Period	3,029,451	3,029,451	2,330,459	2,330,459

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Fair value of stock options exercised	7,730	21,970	22,086	22,086
Equipment acquired under capital lease	-	145,500	-	-

- See Accompanying Notes -

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

---

1. Nature of Operations and Basis of Presentation

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates.

---

2. Significant Accounting Policies

a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 March 2006.

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i)   Owned 100% by PMC
(ii)   Owned 100% by BVI
(iii)   Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

c) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

d) Revenue Recognition

Revenue from sales is recognized when title to the concentrates passes under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 12 and 14d)*.

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

---

2. Significant Accounting Policies - *Continued*

e) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date, revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period. The accounts of the Company's Canadian operations have been translated into Euros using the temporal method.

---

3. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments.

All of the Company's debt is at fixed interest rates except for the export loan (€nil), an overdraft facility (€nil), and equipment loans totalling (€568,373), which are at floating rates, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 12)* is denominated in U.S. funds. This contract accounted for 97.3% of consolidated sales for the period ended 30 September 2006 (2005 – 95.1%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Notes 7 and 8)*.

The Company has a concentration of sales *(Note 12)* such that substantially all sales of tungsten concentrates are to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

---

4. Inventory

Details are as follows:

	30 September 2006	31 March 2006
Concentrates	161,553	208,564
Concentrates – in transit	400,089	667,624
Mine stores	1,791,338	1,455,438
	2,352,980	2,331,626

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

---

5. Investments

The Company owns a royalty interest based on the production of an ammonium metatungstate plant located in Alabama.

During the period, the Company received approximately US$380,000 from a company that was previously a subsidiary of the Company in settlement of certain past debts, which had been written off in prior years. The Company paid legal and other costs totalling US$46,711 and has recorded a gain on sale of assets of €256,792 in the current period.

---

6. Property, Plant and Equipment

Details are as follows:

	30 September 2006	31 March 2006
Mill, buildings and mine development	17,903,105	16,548,827
Mining equipment	17,112,657	16,322,843
Transportation equipment	1,066,053	823,317
Administration	503,757	493,419
Equipment under capital lease	1,734,763	1,997,263
	38,320,335	36,185,669
Provisions for impairment	(10,815,247)	(10,815,247)
Accumulated amortization and depletion	(21,082,317)	(20,716,186)
	6,422,771	4,654,236

---

7. Loans Payable

a) Export Loan Payable

Details are as follows:

	30 September 2006	31 March 2006
Note payable to Caixa Geral de Depositos, Portugal, bearing interest at Libor plus 1.25%, repayable 120 days from each advance and secured by exported tungsten concentrates	-	-

The loan is denominated in U.S. funds.

b) Government Assistance Loan

Details are as follows:

	30 September 2006	31 March 2006
Advances with interest payable at an estimated rate of 6.2%, currently without specific terms of repayment	1,366,136	1,334,456

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

Notes to Interim Consolidated Financial Statements

30 September 2006
Euros
Unaudited

---

7. Loans Payable - *Continued*

c) Convertible Line of Credit

The Company has signed a credit facility agreement with Almonty, LLC ("Almonty"), a private U.S. company and major shareholder of the Company. The agreement provides for a US$500,000 convertible line of credit with interest at 5%, has a five-year term, and is convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

d) Overdraft Facility

The Company has an overdraft facility with Caixa Geral de Depositos to a limit of €100,000 and bearing interest at Euribor three-month rate plus 4% per annum and is unsecured. The balance of this facility as at 30 September 2006 is €Nil (2005 – €Nil).

---

8. Long-Term Debt

a) Details are as follows:

	30 September 2006	31 March 2006
Caixa Geral de Depositos		
Mechanization loan, bearing interest at 3.83%, repayable at €62,246 per quarter, secured by related equipment, due December 2006	62,200	186,692
Locapor		
Capital lease payable, repayable at €13,817 per quarter blended interest and principal, implicit interest at 4.47% per annum, maturing 16 December 2006, secured by the related equipment	50,381	76,545
Other		
Capital lease payable, repayable at US$44,750 per month blended interest and principal, implicit interest at 4.94% per annum, matured 30 April 2006, secured by the related equipment *(Note 12)*	-	73,270
Capital lease payable, non-interest bearing, repayable at €8,449 per month maturing September 2006, secured by the related equipment	4,760	63,903
Capital lease payable, repayable at €2,999 per month, with interest at Euribor three-month rate plus 1% per annum, maturing June 2010, secured by the related equipment	124,892	-
Finance contract payable, repayable in semi-annual payments of €21,525, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	107,625	129,150
Balances carried forward	349,858	529,560

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

8. Long-Term Debt - *Continued*

a) Details are as follows - *Continued:*

	30 September 2006	31 March 2006
Balances brought forward	349,858	529,560
Other - *Continued:*		
Finance contract payable, repayable in quarterly payments of €27,501, with interest at 8.60% per annum, maturing August 2009, secured by the related equipment	338,072	381,718
Finance contract payable, repayable in quarterly payments of €24,515, with interest at 8.70% per annum, maturing October 2009, secured by the related equipment	318,693	367,723
Finance contract payable, repayable in quarterly payments of €14,778, with interest at Euribor three-month rate plus 2.4% per annum, maturing April 2010, secured by the related equipment	193,095	-
Other finance contracts payable, repayable in monthly payments totalling €18,754, with interest at rates to 5.48% per annum, maturing between August 2006 and September 2010, secured by the related equipment	288,261	398,774
	1,487,979	1,677,775
Less: current portion	528,295	807,130
	959,684	870,645

b) Scheduled principal repayments are as follows:

Twelve Months Ended 30 September

2007	528,295
2008	413,611
2009	400,879
2010	145,194
	1,487,979

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

---

9. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. The Company has entered into an agreement with the local municipal government in Portugal for the transfer of these old mine workings, tailings, waste rock disposal areas, and any potential reclamation obligations to the municipality for nominal consideration. The agreement is subject only to a formal deed of transfer being signed and registered. The municipality is currently improving the area as a tourist attraction and mining museum. No asset retirement obligation has been recorded for these workings.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

c) The Company has estimated the fair value of the asset retirement obligation upon acquisition to be €2,922,476. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details for the periods ended 30 September are as follows:

	2006	2005
Total asset retirement obligation – beginning of period	3,383,131	3,222,030
Total accretion during the period	84,580	80,550
Total asset retirement obligation – end of period	3,467,711	3,302,580

---

10. Share Capital

Details are as follows:

a) Authorized share capital consists of an unlimited number of common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	30 September 2006		30 September 2005	
	Number	**Amount**	Number	Amount
Balance – beginning of period	11,666,509	62,713,071	9,681,718	62,366,379
Issued and fully paid:				
Exercise of options	323,750	52,092	103,125	34,702
Exercise of warrants	500,000	106,375	1,056,666	96,859
Fair value of stock options exercised *(Note 11)*	-	21,970	-	22,086
Balance – end of period	12,490,259	62,893,508	10,841,509	62,520,026

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

---

10. Share Capital - *Continued*

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. A summary of stock option activities during the reported periods is as follows:

	2006	2005
Balance - beginning of period	1,666,875	260,000
Granted	100,000	1,485,000
Exercised	(323,750)	(103,125)
Balance - end of period	1,443,125	1,641,875

Details of stock options outstanding as at 30 September are as follows:

	2006	2005		Exercise Price	Expiry Date
Directors and officers	-	200,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	30,000	60,000	Cdn$	$ 0.20	10 September 2008
Directors, officers and employees	528,125	671,875	Cdn$	$ 0.51	6 May 2010
Directors and consultants	685,000	710,000	Cdn$	$ 2.15	26 August 2010
Consultants	100,000	-	Cdn$	$ 2.91	1 December 2010
Consultants	50,000	-	Cdn$	$ 3.95	12 July 2008
Director	50,000	-	Cdn$	$ 2.88	7 September 2011
	1,443,125	1,641,875			

The outstanding options have a weighted-average exercise price of Cdn$1.65 and the weighted-average remaining life of the options is 3.74 years. As at 30 September 2006, a total of 1,056,250 (2005 – 625,000) of the outstanding options have vested.

d) Details of the issued and outstanding warrants as at 30 September are as follows:

	Price	Expiry	2006	2005		2006 Amount	2005 Amount
Cdn $	0.11 or	10 April 2006					
Cdn $	0.125	10 April 2008	500,000	1,000,000	(i)	13,255	26,509
Cdn $	0.30	23 March 2007	450,000	1,200,000		-	-
			950,000	2,200,000		13,255	26,509

(i) The fair value of the warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Risk-free interest rate	3.60%
Expected dividend yield	0.00%
Expected stock price volatility	64.0%
Expected option life in years	5.00

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

---

10. Share Capital - *Continued*

e) As at 30 September 2006, there were no (2005 – 1,047,136) common shares in escrow, which have been released over time pursuant to the terms of the escrow agreements.

f) **Stock-Based Compensation**

For the periods ended 30 September, the Company issued stock options to its directors, officers, employees, and consultants, and estimated the related stock-based compensation as follows:

	2006	2005
Total options granted	100,000	1,485,000
Average exercise price (in Cdn$)	3.42	1.29
Estimated fair value of compensation	145,737	847,318
Estimated fair value per option	1.46	0.57

The fair value of the stock-based compensation to be recognized, in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	4.13%	3.50%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	81.36%	79.00%
Expected option life in years	3.50	5.00

The company has recorded stock-based compensation for the options that vested during the periods as follows:

	2006	2005
Number of options vested in period	421,250	468,125
Total compensation recognized for the period *(Note 11)*	280,757	277,972

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

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11. Contributed Surplus

Details are as follows:

	2006	2005
Balance - beginning of period	**6,535,221**	6,048,299
Stock-based compensation *(Note 10f)*	**280,757**	277,972
Fair value of options exercised (i)	**(21,970)**	(22,086)
Balance - end of period	**6,794,008**	6,304,185

(i)   During the period, employees exercised 323,750 (2005 – 103,125) stock options for which the related stock-based compensation has been recorded as share capital in these financial statements *(Note 10b)*.

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12. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of consolidated sales are as follows:

	2006	2005
Number of large customers	**1**	1
Amount of sales to large customers	**7,086,125**	7,514,657
Total consolidated sales	**7,283,838**	7,902,864
Total percentage of consolidated sales generated from large customers	**97.3%**	95.1%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of this contract at economic rates.

The Company has signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 8)*.

Sales revenues received in the period under the new agreement exceeded those that would have been received under the old agreement by €1,992,590 (2005 – €1,857,765) *(Note 14d)*.

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements

30 September 2006
Euros
Unaudited

---

13. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the periods ended 30 September are as follows:

	2006	2005
Consolidated accounting income (loss) before taxes	1,450,614	2,808,061
Adjustments for differences between accounting and taxable income:		
Amortization	(308,213)	(406,758)
Stock-based compensation	280,757	277,972
Accretion	84,580	80,550
Other	(46,595)	-
Consolidated loss for tax purposes	1,461,114	2,759,825
Canadian statutory tax rate	34.1%	35.6%
Expected tax expense (recovery) for the period	498,250	982,498
Increase (decrease) in taxes due to:		
Foreign income at lower tax rates	(193,250)	(269,615)
Application of prior year loss carry-forwards	-	(712,883)
Current valuation allowance	37,195	-
Income tax expense	342,195	-
Change in future tax assets	(342,195)	-
Current income tax expense	-	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 30 September 2006 are as follows:

Non-capital loss carry-forwards	609,091
Property, plant and equipment	1,820,228
Other	28,139
	2,457,458
Valuation allowance	(44,446)
	2,413,012

As at 30 September 2006, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2010	-	750,000
2011	-	1,840,000
2014	103,000	-
2015	23,000	-
2016	4,000	-
	130,000	2,590,000

Primary Metals Inc.

Notes to Interim Consolidated Financial Statements
30 September 2006
Euros
Unaudited

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14. Related Party Transactions

During the period, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of €23,573 (2005 – €24,358) to a director of Beralt;

b) paid or accrued consulting and management fees of €64,936 (2005 – €53,550) to directors;

c) paid rent and office service fees of €4,228 (2005 - €3,629) to a company controlled by a director;

d) pursuant to its sales agreement *(Note 12)*, the Company paid Almonty its share of incremental revenues, net of €17,847 (2005 - €91,930) in lease payments paid by Almonty, totalling €978,448 (2005 - €836,953);

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

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15. Commitments

The Company has management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

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16. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

30 September 2006	Canada	Portugal	Consolidated
Segment revenue	-	7,283,838	7,283,838
Segment operating income (loss)	(261,657)	1,370,076	1,108,419
Capital expenditures	-	2,210,322	2,210,322
Identifiable assets	863,400	14,561,906	15,425,306

30 September 2005	Canada	Portugal	Consolidated
Segment revenue	-	7,902,864	7,902,864
Segment operating income (loss)	(439,370)	3,247,431	2,808,061
Capital expenditures	-	1,373,664	1,373,664
Identifiable assets	214,912	8,537,487	8,752,399

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Six Months Ended September 30, 2006

November 27, 2006

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2006 and the unaudited interim consolidated financial statements for the six months ended September 30, 2006.

To the Shareholders:

General
We are pleased to report results for the six months ended September 30, 2006 from our tungsten mining operations. The month of August is a scheduled normal holiday at our Panasqueira mine in Portugal and, together with early shutdown in late July for cleaning prior to maintenance work as well as tune up activities performed subsequent to the extensive renovation programme during August, operations were reduced and were carried out for only eight weeks out of the three months in the second quarter. The major renovation programme has now been concluded.

Tungsten prices remain strong and sales revenue for the six-month period under review was €7,284,000. Net income for the six-month period was €1,451,000 (CDN$2,059,000 or CDN$0.17 per share – diluted CDN$0.15 per share) before non-cash income taxes and €1,108,000 (CDN$1,573,000 or CDN$0.13 per share – diluted CDN$0.11 per share) after non-cash income taxes. Results for the second quarter were affected by the reduced period of operations. Sales for the second quarter under review were €2,522,011. Net income for the quarter was €264,347 (CDN$377,461 or CDN$0.03 per share – diluted CDN$0.03 per share) before non-cash income taxes and €210,832 (CDN$301,047 or CDN$0.02 per share – diluted CDN$0.02 per share) after non-cash income taxes.

Work continues in making improvements in the mine and mill to improve operations and to access new mining areas underground, which will positively impact the ongoing long term operation of the Panasqueira mine. In addition to calculations carried out by management twice a year, the Company completed an independent NI 43-101 compliant mineral resource estimate, the results of which were detailed in a news release on June 23, 2006. The full technical report, prepared by OreQuest Consultants Ltd. of Vancouver, BC, has been filed and may be viewed at www.sedar.com. The results confirm expectations by management for a significant continuation of mining operations at Panasqueira and justification for the expenditures made to improve current and future operations.

The Company continues to increase the tonnage mined due to improved efficiencies by our mining team and from the results of the additions of new equipment and materials. Production of tungsten concentrate was down slightly compared with the same periods of the previous fiscal year as the operations continue to feel the effect of the lack of past development work to access new mine areas, the lower grade ore that is mined and from the reduced period of active operations in the second quarter. Recent and planned improvements are expected to result in an improvement in ore grade towards the end of the current fiscal year.

The market outlook continues to be positive and the continued strength in the price of tungsten is very encouraging for the Company's long-term prospects.

1

Nature of Business

The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and have continued with only brief interruptions. The Company continues to improve the mine operations with a view to the long term, taking advantage of strong tungsten prices. The Company believes that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt is able to benefit considerably from higher tungsten prices as it completes the implementation of all its plans for development.

Beralt has recently introduced modern, low profile underground mining equipment at Panasqueira. This has now demonstrated a significant increase in the rate of mining, and is now also starting to show a reduction in the quantity of waste rock handled. Financing for the new equipment has been provided primarily from the Company's current improved cash flow and from lease-to-own and contract financing arrangements with suppliers.

As part of the continuing mine planning process for the Panasqueira mine, the Company completed an independent resource estimate compliant with NI 43-101, the results of which were detailed in our June 23, 2006 news release. The complete report has been filed and may be viewed online at www.sedar.com. The total resource estimate included Proven and Probable Reserves of 1,391,000 tonnes at a grade of 0.233% WO_3 (containing 324,408 MTU's of tungsten trioxide, "WO_3") and additional Indicated Resources of 3,258,000 tonnes at a grade of 0.263% WO_3 (containing a further 856,000 MTU's of tungsten trioxide). Assuming these resources may be converted into mine reserves, it is considered that this would indicate at least a further 8 years of mine life at current mining rates. A further Inferred Resource is estimated at 1,610,000 tonnes with a grade of 0.224% WO_3 (containing a further 360,000 MTU's of tungsten trioxide) and there is additional exploration potential in the area of the mine. *(Note:"MTU"- Metric Tonne Unit, one hundredth of a metric tonne, or 10kg of contained tungsten trioxide. The gross value per MTU of tungsten trioxide in the form of ammonium paratungstate, APT, upon which the Company's sales price is based, is currently around US$255 per MTU).*

The Company works closely with the local municipality and has transferred the old mine areas, including buildings and any potential environmental costs, at Rio. The area will be transformed into a recreational and museum area by the municipality to boost local tourism.

While maintaining its focus on tungsten, the Company continues to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere. To date, the Company has been granted government permits for the nearby Argimela tin property and for the Quinta/Banjas gold project. The Company has commenced initial preliminary assessments of both projects and initial results are expected soon.

Overall Performance

The Company continues to benefit from strong tungsten prices as well as the improved pricing of our long-term sales contract. The Company has a healthy cash and working capital position. Long-term debt is being paid down quickly, while being replaced with new debt as continued acquisitions of new equipment are made.

Morale at the mine continues to be high and recent monthly production levels at the mine have reached record levels in excess of 3,000 tonnes per day ("TPD") and monthly sales of over 10,000 MTU's have been achieved. The mine and plant are now normally operating five days per week, excluding holidays and required maintenance periods, and average production levels are less than peak levels.

As a result of mine improvements so far, daily mine output capacity has been increased to some 3,000 TPD. However, monthly throughput has not yet reached the monthly target of 70,000 tonnes per month because of downtime for maintenance purposes. This situation is improving and, in September, mine output increased to around 63,500 tonnes (compared to the previous typical monthly average of around 56,000 tonnes) and in October the mine output was almost 67,000 tonnes, a significant improvement towards the target of 70,000 tonnes.

Improvements and refurbishment are continuing and new equipment has been ordered for both the underground mine and the processing operations.

Although Panasqueira continues to be profitable, insufficient forward development in the mine in the past has continued to result in recent lower average grades of mined ore, otherwise finished tungsten concentrate production would be significantly higher. Development work continues at the mine to ensure extended continuity of mineable ore.

The grade of the proven and probable reserves from the NI 43-101 technical report has been estimated to average 0.233% WO_3 after allowing for a mining height of 2.2 metres. The new low profile mining equipment at Panasqueira is able to reduce this mining height, thereby reducing dilution with a resulting expected improvement in the grade of mill feed material. Management plans to replace the remaining older equipment at the mine and to extend the low profile mining fleet, with additional equipment currently on order with delivery expected by the end of the year, in order that all areas of the mine may benefit from the low profile operations.

New equipment has been introduced to replace old mining equipment throughout much of the last six quarters. The performance of the new machines received to date is very encouraging and improvements have been demonstrated and are expected to continue in the future. The Company completed a refurbishment program at a capital cost of €3.4 million during the 2006 fiscal year and has already incurred over €2.2 million in planned capital improvement expenditures since the beginning of the current fiscal year.

Selected Quarterly Information
All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Selected information for the first three quarters of fiscal 2005 has been restated due to give effect to the retroactive adoption of CICA Handbook Section 3110 *"Asset Retirement Obligations"*:

(In Euros)	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Total sales	2,522,000	4,762,000	3,088,000	3,609,000
Income before non-recurring items	7,000	1,186,000	574,000	699,000
Non-recurring items	257,000	-	-	503,000
Net income before taxes	264,000	1,186,000	574,000	1,203,000
Change in future tax assets	(54,000)	(289,000)	2,755,000	-
Net income for the period	211,000	898,000	3,329,000	1,203,000
Earnings per share – basic	0.02	0.07	0.29	0.11
Earnings per share – diluted	0.02	0.06	0.24	0.08

3

(In Euros)	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Total sales	4,209,000	3,693,000	1,584,000	1,470,000
Income (loss) – as previously reported	1,546,000	1,262,000	(46,000)	(410,000)
Accretion of asset retirement obligation	n/a	n/a	n/a	(38,000)
Income (loss) – as restated	n/a	n/a	n/a	(448,000)
Earnings (loss) per share – basic – as previously reported	0.14	0.13	(0.01)	(0.06)
Earnings (loss) per share – diluted – as previously reported	0.11	0.09	(0.01)	(0.06)
Earnings (loss) per share – basic – as restated	n/a	n/a	n/a	(0.06)
Earnings (loss) per share – diluted – as restated	n/a	n/a	n/a	(0.06)

Quarterly sales for fiscal 2006 averaged approximately €3,650,000 per quarter, with slight fluctuations due to the timing of shipments. The Company is shipping virtually all of its production as it is completed. In the fourth quarter of 2006, due to unusually high pressure on the port facilities and available vessels, the Company experienced delays at the port of Lisbon, resulting in a delay in recognizing sales that would have otherwise been included in sales for the quarter. These sales were recognized in the first quarter of fiscal 2007. Sales for the second quarter of 2007 were negatively impacted by the annual vacation and scheduled maintenance period in August. The effect of the annual vacation period was also more significant in the current year as various employees did not opt to work some or all of their vacation as they had in the prior year so that the Company could take advantage of the then rising tungsten prices.

Net income for the second quarter of 2007 includes a €257,000 gain on sale of assets relating to a recovery of old debts of a previous subsidiary. Net income for the third and fourth quarters of fiscal 2006 included a €503,000 gain on sale of investments and a €2,755,000 future income tax recovery, respectively. The third and fourth quarters of 2006 also experienced higher production and administrative costs compared to the first two quarters and resulted in lower overall profitability compared to the first two quarters. These costs have persisted into fiscal 2007. In addition to a general increase in all types of costs given the current economic climate, the increase in production costs is related to the fact that the mine has been operated on a minimal budget for many years while the price of tungsten was depressed. With the sudden increase in the price of tungsten that began in the first quarter of 2006, additional funds became available in the second quarter of 2006 for badly needed repairs, improvements, and upgrades of critical components of the mine and plant, which had been neglected in prior years. The Company anticipates that these costs will begin to level off and possibly decrease in the near future as the mine and plant reach a more acceptable level of repair. In addition, the Company completed a considerable amount of development work in the third and fourth quarters which resulted in the processing of lower grade ore and lower production (see "Results of Operations").

The reduced loss for the fourth quarter of fiscal 2005 is due mainly to higher tungsten prices, increased production, and fewer equipment failures. In addition, the Company realized a gain on settlement of debt during the fourth quarter of 2005 totalling €250,000. Sales for the three quarters of fiscal 2005 remained relatively consistent.

Results of Operations
Production
Production for the second quarter of 2007 of 16,613 MTU's from 126,534 tonnes of ore processed compares to production of 17,782 MTU's from 110,301 tonnes of ore processed in the same quarter of the previous fiscal year. For the current six-month period, the mine produced 45,341 MTU's from 293,096 tonnes of ore processed compared to 46,328 MTU's from 259,546 tonnes in the same period of the previous year.

The reduction in tonnes mined over the first quarter is due to the fact that the mine shuts down for the month of August each year for annual vacations and maintenance. Tonnes mined showed improvement over the same quarter of the prior year reflecting improvements in mining operations during the current year.

During the second quarter, the process plant feed grade averaged 0.17% WO_3 compared to 0.21% WO_3 during the second quarter of 2006. The difference is due the mining of lower grade ore, partly as a result of a lack of mine development done during the earlier part of the intervening year. In addition, a certain amount of marginal ore obtained from current development work was processed in the current period to provide incremental production and to take advantage of excess capacity, further reducing the ore grade. As additional equipment is introduced, development work progresses and additional underground galleries are opened up, it is expected that the mined ore grade will show some improvement as opportunities for greater selectivity in mining are made available

Processing plant recovery of tungsten averaged 80.3% in the second quarter of 2007 and was slightly lower than the overall 81.1% recovery in 2006 and also slightly lower than the average recovery of 81.0% in the second quarter of 2006. Recovery is slightly reduced primarily as a result of processing lower grade mill feed material. The new slimes concentrator was operational for the month following the August scheduled maintenance period and has demonstrated a small improvement in recovery of tungsten, otherwise overall recovery would have been less than indicated.

Compared to the same period of the previous year, the Company realized a 13% increase in the cost per tonne of ore mined due primarily to the fact that during the first two quarters of fiscal 2006, the Company was still operating the mine with minimal staff and equipment as it had yet to benefit from the increased cash flow resulting from the sudden increase in tungsten prices during that quarter. Costs remained unrealistically low for the first two quarters of the previous year in view of the required maintenance expense necessary for proper operations. Costs for the current period reflect a more realistic work force and include regular maintenance and repair costs, all of which will continue to be under review. In addition, the Company continues to invest cash in repairing and improving the mine and plant, which had been neglected for many years due to a prolonged period of low tungsten prices.

During the six-month period, the Company also experienced a 17% decrease in recovered grade from 0.18% WO_3 in fiscal 2006 to 0.15% WO_3 in 2007. Consequently, the direct cost of production per MTU increased from approximately €71 for the first six months in fiscal 2006 to approximately €92 in the current six-month period. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was €87 for the six-month period of the current year compared to €65 in the same period for fiscal 2006.

The improvement in tonnes produced for the current six-month period represents a 13% increase over the previous year's period and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Improvement due to the addition of the new pieces of equipment over the past six quarters continues to show in the quarterly results.

Sales
Sales of 18,983 MTU's during the quarter compare to 26,318 MTU's in the same quarter of the previous fiscal year, representing a 28% decrease. Sales of 48,381 MTU's during the six-month period compare to 57,027 MTU's in the same period of the previous fiscal year, representing an 15% decrease.

Total consolidated sales for the quarter (including sales of by-products and aggregates) were €2,522,000 in 2007 compared to €4,209,000 in the previous year's quarter, representing a 40% decrease. Total consolidated sales for the six-month period (including sales of by-products and aggregates) were €7,284,000 compared to €7,903,000 in the same period of the previous year, representing an 8% decrease.

5

This decrease is primarily due to the reduced number of MTU's sold during the period as a result of the additional vacation and maintenance period and some reduction in mill feed grade experienced during the current period compared to the previous year.

The quoted price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, increased from a range of approximately US$139 to US$295 per MTU between March and August 2005 to a range of approximately US$246 to US$285 per MTU between March and August 2006. This represents, on average, an increase of approximately 10% over the same period of the previous year. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment.

Tungsten prices for October 2006 are steady in the region of US$255 to US$260 per MTU.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the same quarter of the previous year, the U.S. dollar weakened against the Euro, resulting in a decrease in sales values of approximately 4.7% on a comparative basis. Since the beginning of the current fiscal year, the U.S. dollar has weakened against the Euro by approximately 4.5%.

Operating Margin
The operating margin was €763,000 for the quarter, which represents a 65% decrease over a margin of €2,173,000 for the same quarter of fiscal 2006. Gross margin of €2,851,000 for the six-month period compares with to €3,980,000 in the previous year.

Cost of sales of €1,759,000 for the quarter was 14% lower than the €2,036,000 for the previous year's quarter. Cost of sales of €4,433,000 for the six months was 13% higher than the €3,923,000 for the previous year's period. This increase includes the 15% decrease in the number of MTU's sold in the period, as well as a 33% increase in the cost per MTU sold in the period, due to the lower grade of ore mined and the higher repairs and maintenance work being done as part of the production process.

The lower operating margin for the period is due primarily to the reduction in the number of units sold and the increase in production costs over those of the same quarter of the previous year. Margins have also been negatively affected by the weakening of the U.S. dollar and the reduced ore grades.

Other Expenses
General and administrative costs, net of other items, totaled €756,000 for the quarter as compared to €627,000 in the same quarter of fiscal 2006 as follows:

(In Euros)	Q2 2007	Q2 2006
Accretion of asset retirement obligation	42,000	40,000
Administrative expenses	256,000	165,000
Amortization and depletion	227,000	94,000
Foreign exchange	(35,000)	(15,000)
Interest and financing	64,000	52,000
Professional fees	69,000	30,000
Stock-based compensation	159,000	225,000
Other items	(26,000)	36,000
Totals	756,000	627,000

General and administrative expenses for the current quarter were higher than those of the prior year's due mostly to increases in administrative expenses, amortization and depletion, and interest and financing costs, offset by a reduction in stock-based compensation. Administrative expenses for the current quarter

6

are higher than those of the prior year's due mostly to an increase in personnel costs, travel and investor relations. Amortization and depletion increased due to the increase in the units of production in the current quarter and due to the additional new mining equipment, which is being amortized over estimated useful lives set at five years for loaders and haulers and seven years for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro. Interest costs were higher than in fiscal 2006 due to the additional long-term debt relating to asset acquisitions as well as interest accrued on the government assistance loan. During the current quarter 223,125 options vested during the quarter resulting in stock-based compensation of €159,000 (a non-cash item).

Income
Net income after changes in future tax assets for the current quarter of €211,000 (€0.02 per share - €0.02 per share diluted) compares to €1,546,000 (€0.14 per share - €0.11 per share diluted) recorded in the same quarter of the previous year. Income before changes in future tax assets totaled €264,000 (€0.02 per share - €0.02 per share diluted). There were no future tax assets recorded for the same quarter of fiscal 2006.

Net income for the current six-month period of €1,108,000 (€0.09 per share - €0.08 per share diluted) compares to €2,808,000 (€0.27 per share - €0.20 per share diluted) recorded in the same six-month period of the previous year.

Net income for the six months after changes in future tax assets, reported in Canadian dollars, amounts to $1,573,000 ($0.13 per share - $0.11 per share diluted) for the current six-month period. Income before changes in future tax assets, reported in Canadian dollars, totaled €2,059,000 (€0.17 per share - €0.15 per share diluted).

Cash Flows
Cash flow from operating activities (before changes in non-cash working capital) for the quarter was €435,000 compared to the cash flow of €1,906,000 for the previous quarter. For the six months ended September 30, 2006, the Company generated a positive cash flow from operations (before changes in non-cash working capital) of €2,001,000 compared to cash flow of €3,410,000 for the same period in the prior year.

Within non-cash working capital, the most notable changes for the current quarter were a €356,000 decrease in accounts receivable, a €325,000 increase in prepaid deposits, and an €240,000 Euro decrease in accounts payable providing a net cash outflow of €250,000 from changes in non-cash working capital items.

Within financing activities, the Company received €158,000 from the issuance of shares (see *"Outstanding Share Capital"*), and repaid a net €335,000 of long-term debt during the period.

After taking into account €2,065,000 incurred on capital asset purchases, there was a net decrease in cash balances of €93,000 for the six months ended September 30, 2006.

At September 30, 2006, cash balances totaled €3,029,000.

Liquidity
The working capital position of the company is positive. Current assets exceed current liabilities by €1,104,000 (€809,000 as at March 31, 2006). Management expects to negotiate long-term repayment provisions for the government assistance loan, for which €1,366,000 was included in current liabilities at September 30, 2006, whereupon working capital would improve substantially.

7

The Company currently has equipment financed under capital lease, term loan, or finance contracts, which total €1,488,000 and call for monthly payments of approximately €73,000. These payments are currently being covered by cash flow from operations.

With the continued strength in the price of tungsten, the Company expects that its liquidity position will continue to improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the uncertainty of tungsten prices, there is no assurance of any long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Capital Resources and Commitments
The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

The Company has signed a credit facility agreement with Almonty, who provided the Company with a US$500,000 convertible line of credit. Any loan would bear interest at 5%, have a five-year term, and would be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

Outstanding Share Capital
As at September 30, 2006 (and as at the date hereof), the Company had outstanding 12,490,259 common shares. In addition, the Company had outstanding 1,443,125 share purchase options and 950,000 share purchase warrants for total diluted shares outstanding of 14,883,384.

During the six-month period, the Company issued 500,000 shares upon the exercise of share purchase warrants for total cash proceeds of €106,375 and issued 323,750 shares upon the exercise of share purchase options for total cash proceeds of €52,092.

Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements as at September 30, 2006 or as at the date hereof.

Related Parties
During the quarter, marketing, consulting, and management fees of €88,509 (2006 – €77,908) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in activity in the Company resulting directly from the increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have

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been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions.

During fiscal 2006, the Company signed an exclusive multi-year sales agreement negotiated by Almonty, a major shareholder of the Company, prior to its participation in management of the Company. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the six-month period under the new agreement exceeded those that would have been received under the old agreement by €1,992,590 (2006 - €1,857,765). Accordingly, during the period, the Company paid Almonty its share of incremental revenues, net of €17,847 (2006 - €91,930) in lease payments paid by Almonty, totalling €978,448 (2006 - €836,953). The significance of these payments is recognized and is currently under review and consideration.

Changes in Accounting Policies
There were no changes in accounting policies during the quarter.

Financial Instruments
The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see *"Nature of Business"* and *"Results of Operations – Sales"*), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Disclosure Controls and Procedures
The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the quarter, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

Risks and Contingencies
There is risk that Beralt will be unable to sufficiently progress its improvement program over the next few months and will fail to establish profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

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Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly. It also has a month to month agreement with Ascenta Capital Inc. of Vancouver, BC and a short term agreement with Plation, Inc. of Switzerland.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the continuation of production, the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development and production results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration and production activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's filings on www.sedar.com. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of tungsten, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.

A copy of this MD&A will be provided to any applicant on request.